MAIL STOP 3561

      September 20, 2005

Mr. Richard A. Stratton
Chief Executive Officer
Cold Spring Capital Inc.
51 Locust Avenue
Suite 302
New Canaan, Connecticut  06840

Re:	Cold Spring Capital Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed August 16, 2005
		File No. 333-125873

Dear Mr. Stratton:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. Please file the underwriting agreement and accompanying compensation deferment as an exhibit. Disclose in the prospectus the rate of interest that the deferred fees and expenses will earn until
an initial transaction is consummated.  In addition,
supplementally
discuss the reason for and basis behind the decision to defer a portion of the underwriter`s compensation. Finally, discuss, as applicable, whether such deferment provision will apply to other members of the underwriting syndicate and if so, how such deferment obligation will be allocated among the members of the
underwriters`
syndicate.
2. Please also discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements.  Please address in your discussion when any
applicable
restricted period would end.  Further, advise whether the
underwriter
may or will act as a finder of business acquisitions for the company.
3. In prior comment six to our letter dated July 27, 2005, we asked
that you provide disclosure with respect to the conversion rights to
discuss the relative benefits and financial advantages to
utilization
of such feature between the existing stockholders and the public stockholders. Your response accurately notes that the existing shareholders will not have the right to convert shares acquired by them prior to this offering. We intended our comment, however, to address not only the shares purchased prior to this offering, but also shares purchased by your existing shareholders in this offering
and in the aftermarket.    Please revise.
4. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

Prospectus Summary
5. We note that you have received a limited number of unsolicited inquires since filing this registration statement but that you have not responded to them. Please clarify here, in risk factor three, and in the Business section that you have not, and will not, respond to any such inquires until after this offering has commenced.
6. Please revise the disclosure to elaborate on and clarify your use of the following terms and phrases in the context of the company`s plans with respect to the use of proceeds of this offering and any proposed, considered or contemplated transaction or form of transaction involving the company:

a. "we will seek to use leverage in a customary fashion;"
b. "restructuring the balance sheet to employ proper leverage;"
c. "management of the financial assets;" and
d. "investment in expanded marketing programs."

Risk Factors, page 9
7. We note in risk factor six that Messrs. Stratton and Weingarten will remain associated "in various capacities" with the company following an initial transaction. Please explain "various capacities." Indicate as well whether their roles with the company following an initial transaction will be a term of any proposed business combination agreement or negotiation with a potential target.
8. We reissue prior comment 19 in our letter dated July 27, 2005. Please affirmatively state whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In this regard, we note your response to our comment, but we are unable to locate the referenced language in risk factor 21.
9. The phrases "materially adversely affect" and "materially adversely effected" in the subheadings to risk factors 27 and 28 are generic and do not adequately address how your operations and financial position will be impacted. Please revise.

Use of Proceeds, page 27
10. We reissue prior comment 29 in our letter dated July 27, 2005. While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event indicated. See Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 26
11. We note your response to prior comment 31. SAB Topic 4C requires that stock splits and dividends effected after the date of the latest balance sheet presented, but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be retroactively reflected, with disclosure, in those financial statements. Please revise the financial statements to retroactively reflect the stock split and revise references to common stock throughout the filing to agree.

Proposed Business, page 38
12. Revise the disclosure to add a listing of examples of the qualities the company will look for in connection with the acquisition of a portfolio of financial assets.
Principal Stockholders, page 57
13. Please clarify that Messrs. Stratton and Weingarten "are" deemed your promoters.
14. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.
Description of Securities, page 60
15. Under the heading "Shares Eligible for Future Sale," briefly discuss the type of post-initial transaction that would result in all of your stockholders having the right to exchange their shares, thereby releasing the shares from escrow.
Financial Statements

Note 2 - Proposed Public Offering, page F-9
16. Please clarify the expected timing of the underwriters` purchase option. Note 2 to the financial statements indicates that the company has agreed to sell to the underwriters, for $100, an option to purchase 1 million units upon consummation of the offering, while page 36 in MD&A indicates that the company has agreed to sell the option upon consummation of an initial transaction.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	William P. Gelnaw, Jr., Esq.
	Fax: (617) 248-4000










??

??

??

??

Mr. Richard A. Stratton
Cold Spring Capital Inc.
September 20, 2005
P. 1